SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2008

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated March 31, 2008, announcing that STMicroelectronics, Intel and Francisco Partners have closed the Numonyx transaction.

PR No. C2569C

STMicroelectronics, Intel And Francisco Partners
Close Transaction to Create Numonyx

GENEVA, Switzerland, March 31, 2008 — STMicroelectronics, together with Intel and Francisco Partners today announced the closing of their previously announced Numonyx joint venture.

At the closing, STMicroelectronics contributed its flash memory assets and businesses in NOR and NAND, including its Phase Change Memory (PCM) resources and NAND joint venture interest, to Numonyx in exchange for a 48.6 percent equity ownership stake and $155.6 million in long-term subordinated notes. These long-term notes will yield an interest at appropriate market rates.

Intel contributed its NOR assets and certain assets related to PCM resources, while Francisco Partners L.P., a private equity firm, invested $150 million in cash. Intel and Francisco Partners equity ownership interests in Numonyx are 45.1% in common shares and 6.3% in convertible preferred stock, respectively.

Also at the closing, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from Intesa Sanpaolo S.p.A. and Unicredit Banca d’Impresa S.p.A. The loans have a four-year term and Intel and STMicroelectronics have each granted in favor of  Numonyx a 50% guarantee not joint and several, for indebtedness. At close, Numonyx has a cash position of about $585 million.

Effective today, ST will report its investment in Numonyx under the equity method of consolidation, consequently deconsolidating the results of the Flash Memory Group (FMG) from the Company’s operating income line items.

As a consequence of the final terms and balance sheet at the closing date, coupled with changes in valuation for comparable Flash memory companies, ST expects to incur an additional one-time non-cash pretax loss of approximately $150 million, to be recognized in the first quarter of

2008. Finally, as a direct result of closing this transaction on the last date of the first quarter, ST will now release its 2008 first quarter earnings results on April 29, 2008.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2007, the Company’s net revenues were $10 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Stanley March
Group Vice President, Investor Relations
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
stan.march@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: March 31, 2008	By:	/s/ CARLO FERRO

	Name:	Carlo Ferro
	Title:	Executive Vice President and
Chief Financial Officer